[Chapman and Cutler LLP Letterhead]

December 11, 2023

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone, regarding the registration statements filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on October 13, 2023 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relate to the Innovator Premium Income 10 Barrier ETF – January, Innovator Premium Income 20 Barrier ETF – January, Innovator Premium Income 30 Barrier ETF – January, Innovator Premium Income 40 Barrier ETF – January, Innovator Premium Income 9 Buffer ETF – January, Innovator Premium Income 15 Buffer ETF – January and Innovator Equity Defined Protection ETF – 2 Yr to January 2026 (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

The Staff reminds the Funds and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statements. Please ensure that corresponding changes are made to all similar disclosure. Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Funds.

Response to Comment 1

The Trust confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements and that the Trust will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – General

Please summarize the Trust’s selective review request with respect to each Fund. Please supplementally provide the accession number, date of filing, date of effectiveness for each Fund and its precedent Fund for each Fund’s selective review request (each, a “Precedent Fund”). Please also confirm that each new Fund is materially identical to its Precedent Fund, except for the respective Outcome Period and Defined Distribution Rate or Cap, as applicable.

Response to Comment 2

The Trust confirms that the Precedent Fund identified in the Trust’s selective review request is materially identical to each respective Fund, except for each Fund’s Outcome Period and Defined Distribution Rate or Cap, as applicable. The Trust considers each Registration Statement to be substantially similar to each respective Precedent Fund with regard to the description of the Fund, the investment objective, strategy and policies, the risks associated with investment in the Fund and the management of the Fund. Please see below for a summary of the filing information for each Fund and its applicable Precedent Fund.

Fund Information	Precedent Fund Information
Innovator Premium Income 10 Barrier ETF – January Filing date: October 13, 2023 Post-Effective Amendment No. under 1933 Act: 1052 Accession No.: 0001437749-23-028194	Innovator Premium Income 10 Barrier ETF – October Filing date: October 2, 2023 Post-Effective Amendment No. under 1933 Act: 1046 Accession No.: 0001437749-23-027230
Innovator Premium Income 20 Barrier ETF – January Filing date: October 13, 2023 Post-Effective Amendment No. under 1933 Act: 1053 Accession No.: 0001437749-23-028195	Innovator Premium Income 20 Barrier ETF – October Filing date: October 2, 2023 Post-Effective Amendment No. under 1933 Act: 1047 Accession No.: 0001437749-23-027231
Innovator Premium Income 30 Barrier ETF – January Filing date: October 13, 2023 Post-Effective Amendment No. under 1933 Act: 1054 Accession No.: 0001437749-23-028196	Innovator Premium Income 30 Barrier ETF – October Filing date: October 2, 2023 Post-Effective Amendment No. under 1933 Act: 1048 Accession No.: 0001437749-23-027232
Innovator Premium Income 40 Barrier ETF – January Filing date: October 13, 2023 Post-Effective Amendment No. under 1933 Act: 1055 Accession No.: 0001437749-23-028197	Innovator Premium Income 40 Barrier ETF – October Filing date: October 2, 2023 Post-Effective Amendment No. under 1933 Act: 1049 Accession No.: 0001437749-23-027233
Innovator Premium Income 9 Buffer ETF – January Filing date: October 13, 2023 Post-Effective Amendment No. under 1933 Act: 1056 Accession No.: 0001437749-23-028198	Innovator Premium Income 9 Buffer ETF – October Filing date: October 2, 2023 Post-Effective Amendment No. under 1933 Act: 1042 Accession No.: 0001437749-23-027226

Innovator Premium Income 15 Buffer ETF – January Filing date: October 13, 2023 Post-Effective Amendment No. under 1933 Act: 1057 Accession No.: 0001437749-23-028199	Innovator Premium Income 15 Buffer ETF – October Filing date: October 2, 2023 Post-Effective Amendment No. under 1933 Act: 1043 Accession No.: 0001437749-23-027227
Innovator Equity Defined Protection ETF – 2 Yr to January 2026 Filing date: October 13, 2023 Post-Effective Amendment No. under 1933 Act: 1051 Accession No.: 0001437749-23-028193	Innovator Equity Defined Protection ETF – 2 Yr to July 2025 Filing date: July 18, 2023 Post-Effective Amendment No. under 1933 Act: 990 Accession No.: 0001437749-23-020073

For the Innovator Premium Income 10 Barrier ETF – January, Innovator Premium Income 20 Barrier ETF – January, Innovator Premium Income 30 Barrier ETF – January and Innovator Premium Income 40 Barrier ETF – January, the disclosure in each Registration Statement has been revised only as necessary to set forth the change in the start of the Outcome Period from October to January and to update the applicable Defined Distribution Rate.

For the Innovator Premium Income 9 Buffer ETF – January and Innovator Premium Income 15 Buffer ETF – January, the disclosure in each Registration Statement has been revised only as necessary to set forth the change in the start of the Outcome Period from October to January and to update the applicable Cap.

For the Innovator Equity Defined Protection ETF – 2 Yr to January 2026, the disclosure in the Registration Statement has been revised only as necessary to set forth the change in the start of the Outcome Period from July to January and to update the Cap.

Comment 3 – Fee Table

Please supplementally explain to the Staff why the management fee is blank. The Staff notes the Funds have the same unitary fee structure as existing versions of the Funds. The existing versions of the Funds currently disclose a unitary management fee of 0.79%. Please confirm the unitary management fee will be disclosed and that if the Funds should adopt a Rule 12b-1 Plan, the Registration Statements will be revised accordingly.

Response to Comment 3

The Trust confirms that each Fund will have a unitary management fee of 0.79%. The fee table for each Fund will be completed in each Fund’s next post-effective amendment filing to its Registration Statement and has been replicated in Exhibit A this comment response letter. The Trust confirms the Funds currently have no plan to adopt a Rule 12b-1 Plan.

Comment 4 – Exhibits

The Staff notes pursuant to Rule 12d1-4, executed “Fund of Funds Investment Agreements” between acquiring funds and all unaffiliated acquired funds must be filed as an exhibit to the Registration Statement. Under Rule 12d1-4, the Commission has deemed these agreements to be material contracts. Please file the agreements as an exhibit or supplementally explain why the exhibit is not necessary.

Response to Comment 4

The Trust confirms the Funds will not invest in other investment companies in excess of 1940 Act limits in reliance on Sections 12(d)(1) of the 1940 Act. Therefore, the Trust will not file executed Fund of Funds Investment Agreements, as they are not applicable to the Funds.

Comment 5 – Declaration of Trust

The Staff notes Article IV, Section 3(a)(16) of the Trust’s Agreement and Declaration of Trust (the “Declaration of Trust”) states, in part, that the Board of Trustees may, subject to the requisite vote for such actions as set forth in the Declaration of Trust and the By-Laws of the Trust, “engage in and prosecute, defend, compromise, abandon, or adjust, by arbitration, or otherwise, any actions, suits, proceedings, disputes, claims, and demands relating to the Trust, and out of the assets of the Trust to pay or to satisfy any debts, claims or expenses incurred in connection therewith, including those of litigation, and such power shall include, without limitation, the power of the Trustees, or any appropriate committee thereof, in the exercise of their or its good faith business judgment, to dismiss any action, suit, proceeding, dispute, claim or demand, derivative or otherwise, brought by any person, including a shareholder in its own name or in the name of the Trust, whether or not the Trust or any of the Trustees may be named individually therein or the subject matter arises by reason of business for or on behalf of the Trust…”

In the prospectus, please add a new section disclosing this provision in the Declaration of Trust. Please also disclose in the prospectus that the power of the Board of Trustees to dismiss any action with respect to the above-referenced disclosure would not apply to claims arising out of federal securities laws.

Response to Comment 5

The Trust has considered the Staff’s comments and believes that disclosure regarding such information is neither required by Form N-1A nor useful for shareholders to be disclosed in the prospectus. The Trust is unaware of any line-item requirement of Form N-1A that would require disclosure of this information anywhere in either the prospectus or the Statement of Additional Information (“SAI”). Notwithstanding the foregoing, the Trust agrees to add the following disclosure to the end of the section entitled “General Information” of the SAI:

“The Trust’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that by virtue of becoming a shareholder of the Trust, each shareholder is bound by the provisions of the Declaration of Trust. Subject to the provisions of the Declaration of Trust, the Board of Trustees of the Trust may, subject to the requisite vote, engage in and prosecute, defend, compromise, abandon, or adjust, by arbitration, or otherwise, any actions, suits, proceedings, disputes, claims, and demands relating to the Trust. The Board of Trustees may, in the exercise of their or its good faith business judgment, dismiss any action, suit, proceeding, dispute, claim or demand, derivative or otherwise, brought by a shareholder in its own name or in the name of the Trust. The Declaration of Trust further provides a detailed process for the bringing of derivative actions by shareholders. Prior to bringing a derivative action, a written demand by the complaining shareholder must first be made on the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such action is excused. A demand on the Board of Trustees shall only be excused if a majority of the Board of Trustees has a material personal financial interest in the subject action.

There may be questions regarding the enforceability of these provisions based on certain interpretations of the Securities Act of 1933 Act, as amended (the “1933 Act”), the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the 1940 Act. However, the Declaration of Trust provides if any provision shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to that provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of the Declaration of Trust.”

The placement of this additional disclosure is consistent with General Instruction C.3(b) to Form N-1A, which states that a fund “may include…information in the prospectus or the SAI that is not otherwise required…so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” Additionally, the Trust does not believe that the “nature, quantity, or manner of presentation” of such disclosure obscures or impedes understanding of the information that is required to be included in the SAI. Therefore, the Trust believes that the SAI is most appropriate placement for any such disclosure for the Registration Statement. With respect to the Staff’s request regarding the inclusion that the power of the Board of Trustees to dismiss actions would not apply to claims arising out of federal securities laws, the Trust respectfully declines to revise its disclosure in accordance with the Staff’s comment. Absent any binding legal authority that support’s the Staff’s position, it is not clear that such position is a correct statement of law in this instance.

The Trust further notes that Article X, Section 3(b) of the Declaration of Trust states that, “If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.” The Trust believes that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Article IV, Section 3, to the extent they are not consistent with that provision. The Trust believes that the disclosure above to be added to the SAI more accurately reflects any questions relating to the enforcement of such provisions.

Comment 6 – Declaration of Trust

The Staff notes Article VII, Section 4 of the Declaration of Trust states that Shareholders may bring a derivative action on behalf of the Trust “only if the Shareholder or Shareholders first make a pre-suit demand upon the Board of Trustees to bring the subject action…” Please disclose this provision in an appropriate place in the prospectus.

Furthermore, this section of the Declaration of Trust states, “[a] demand on the Board of Trustees shall only be excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, has a material personal financial interest in the action at issue…” Please also disclose this “excused” language in an appropriate location in the prospectus.

Response to Comment 6

In accordance with the Staff’s comment, the above-referenced disclosure has been added to the SAI. Please refer to the Trust’s response to Comment 5 above.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.79%
Distribution and Service (12b‑1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.79%
(1)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$81	$252